UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Avolon Holdings Limited

(Name of Subject Company)

Avolon Holdings Limited

(Name of Person Filing Statement)

Common Stock, par value $0.000004 per share

(Title of Class of Securities)

G52237107

(CUSIP Number of Class of Securities)

Ed Riley

General Counsel

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Telephone: +353 (1) 231 5800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Copies to:

Douglas Warner, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153-0119

Telephone: (212) 310-8751

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“Avolon” or the “Company”) filed with the United States Securities and Exchange Commission (the “SEC”) on July 31, 2015, as amended by Amendment No. 1 to the Schedule 14D-9 filed on August 10, 2015 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”), an indirect wholly owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”). Parent is owned in majority part by HNA Capital Group Co., Ltd, a company organized and existing under the laws of the People’s Republic of China, as disclosed in a Tender Offer Statement on Schedule TO filed by Offeror with the SEC on July 31, 2015 (as amended or supplemented from time to time, the “Schedule TO”), to purchase 20% of the issued and outstanding Shares at a purchase price of $26.00 per Share in cash, without interest, less any required tax withholding, on the terms and subject to the conditions set forth in the related Offer to Purchase (together with the Schedule TO and any amendments or supplements thereto, the “Offer”) and in accordance with the terms of the Investment and Tender Offer Agreement, by and among the Company, Offeror and Parent, dated as of July 14, 2015 (the “Investment Agreement”) and the Agreement to Tender, by and among Offeror and the persons listed on Exhibit A thereto, dated as of July 14, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein. Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

(a) The section titled “Investment Agreement” is hereby amended and restated by adding the following at the end thereof:

“On August 12, 2015, the Company, Offeror and Parent executed an amendment to the Investment Agreement (“Amendment No. 1 to the Investment Agreement”). A copy of Amendment No. 1 to the Investment Agreement is filed as Exhibit (e)(9) hereto and hereby incorporated by reference.”

(b) The last paragraph of the subsection titled “Conditions, Timing and Amendment” under the heading “Investment Agreement” is hereby amended and restated in its entirety as follows:

“The Offer expires at midnight at the end of the day on September 18, 2015. If requested by the Company at any time prior to September 18, 2015, Offeror shall further extend the Expiration Time to midnight at the end of the day specified by the Company that shall be not less than five (5) and no more than thirty (30) Business Days after September 18, 2015.”

(c) The fourth, fifth and sixth paragraphs of the subsection titled “No Solicitation Provisions” under the heading “Investment Agreement” are hereby amended and restated in their entirety as follows:

“If at any time prior to consummation of the Offer the Company receives an Alternative Proposal which did not result from its breach in any material respect of the non-solicitation provisions in the Investment Agreement and (A) which constitutes a Qualifying Proposal or (B) which the Company’s board of directors (the “Company Board”) determines in good faith could reasonably be expected to result in a Qualifying Proposal, the Company may: (x) furnish non-public information to the third party making such Alternative Proposal (subject to receiving from the third party an executed confidentiality agreement), (y) engage in discussions or negotiations with the third party with respect to the Alternative Proposal, and/or (z) require Offeror to extend the Offer, for no less than five and no more than ten business days (except that such extension will not cause the Expiration Time of the Offer to be later than 30 business days after September 18, 2015 (the “Outside Date”).

In addition, the Company Board may terminate the Investment Agreement if it receives an Alternative Proposal that the Company Board determines, acting reasonably and in good faith, is a Qualifying Proposal. In such case, a termination fee of $16.0 million (pursuant to Amendment No. 1 to the Investment Agreement) will be payable by the Company to Offeror.

Offeror may terminate the Investment Agreement if (A) the Company furnishes non-public information to a third party making an Alternative Proposal or engages in discussions or negotiations with a third party with respect to an Alternative Proposal and (B) on the day that is five Business Days prior to the Expiration Date of the Offer (as may be extended), the Company has not terminated, by written notice given to such third party and Offeror, such furnishing of information to, or such discussions or negotiations with, such third party. If Offeror terminates the Investment Agreement under the circumstances described in the immediately preceding sentence and within one year after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, a Qualifying Transaction with the third party that made the Alternative Proposal that gave rise to such right of the Offeror to terminate the Investment Agreement, then the Company shall pay a fee of $16.0 million to Offeror upon the consummation of such transaction.”

(d) The first sentence of the subsection titled “Deposit Escrow” under the heading “Investment Agreement” is hereby amended and restated in its entirety as follows:

“Deposit Escrow. In accordance with the Investment Agreement, on July 22, 2015, Parent, on behalf of Offeror, delivered to the Escrow Agent $25,000,000 (the “Deposit”), and in accordance with Amendment No. 1 to the Investment Agreement, on August 12, 2015, Parent, on behalf of Offeror, delivered to the Escrow Agent $50,000,000 (the “Additional Deposit” and, together with the Deposit, the “Aggregate Deposit”), in each case to be held in accordance with the Investment Agreement and the Amended and Restated Deposit Escrow Agreement.

The Company will be entitled to receive the $75.0 million Aggregate Deposit (i) if the Company terminates the Exclusivity Agreement due to a material breach thereof by Parent, (ii) if, at or prior to the end of the Exclusivity Period, the Company confirms in writing that it and the Sponsors are each willing and able to enter into definitive agreements in respect of the Transaction on terms previously accepted by the parties and Parent is unwilling to do so, (iii) if, prior to the termination of the Exclusivity Period, Parent fails to deliver an equity commitment in form and substance reasonably satisfactory to the Company with respect to Parent’s equity financing in an aggregate amount, when taken together with any third party debt financing and any debt or equity financing from HNA Group Co., Ltd., sufficient to fund the purchase price for the transaction and all related costs and expenses, or (iv) if Parent fails to deliver prior to expiration of the Exclusivity Period a fully executed full and unconditional guarantee from HNA Group Co., Ltd. of Parent’s obligations under the merger agreement in respect of the Transaction in form and substance reasonably satisfactory to the Company. In all other circumstances following the termination of the Exclusivity Agreement, $50.0 million of the Aggregate Deposit will be returned to Parent and the $25 million balance shall continue to be held pursuant to the terms of the Amended and Restated Deposit Escrow Agreement and the Investment Agreement.”

(e) The second bullet point in the subsection titled “Termination” under the heading “Investment Agreement” is hereby amended and restated in its entirety as follows:

•	by either Offeror or the Company if consummation of the Offer has not occurred on or before the Outside Date, except that this right to terminate will not be available to any party whose breach (or whose Affiliate’s breach) of any representation or agreement in any of the Transaction Documents has caused or resulted in the failure of the consummation of the Offer to have occurred on or before the Outside Date;

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the section titled “(b) Background of the Offer and Reasons for Recommendation – Background of the Offer”.

“On August 12, 2015, the Company, Offeror and Parent executed Amendment No. 1 to the Investment Agreement, the Company, Offeror and Citibank, N.A., as escrow agent, executed an amendment to the Deposit Escrow Agreement and Offeror delivered the Additional Deposit (as defined below) to the escrow agent to hold in accordance with the Investment Agreement and the Deposit Escrow Agreement.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(9)	Amendment No. 1 to Investment and Tender Offer Agreement, by and among Offeror, Parent, and Company, dated as of August 12, 2015.

(e)(10)	Amended and Restated Deposit Escrow Agreement, by and among Offeror, Company, Citibank, N.A. and Hong Kong Bohai Leasing Asset Management Corp., Ltd., dated as of August 12, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley
Name:	Ed Riley
Title:	General Counsel and Company Secretary

Date: August 13, 2015

Exhibit Index

Exhibit No.	Description

(e)(9)	Amendment No. 1 to Investment and Tender Offer Agreement, by and among Offeror, Parent, and Company, dated as of August 12, 2015.

(e)(10)	Amended and Restated Deposit Escrow Agreement, by and among Offeror, Company, Citibank, N.A. and Hong Kong Bohai Leasing Asset Management Corp., Ltd., dated as of August 12, 2015.

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